News Release

Sustainable Growth

HARVEST ENERGY ANNOUNCES C$116.8 MILLION TRUST UNIT FINANCING

Calgary, Alberta – May 12, 2009 (TSX: HTE.UN; NYSE: HTE)

The Units will be issued by way of a short form prospectus to be filed with the securities regulatory authorities in each of the provinces and territories of Canada. The offering is subject to the receipt of all necessary regulatory and stock exchange approvals and other customary conditions. The Trust Units offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful.

Harvest Energy Trust ("Harvest") is pleased to announce that it has entered into an agreement with a syndicate of underwriters to sell, on a bought deal basis, 16,000,000 trust units ("Units") at a price of $7.30 per Unit for gross proceeds of approximately $116.8 million. Harvest has also granted the underwriters an Over–Allotment Option, to purchase up to an additional 15% of Units at the same offering price, exercisable in whole or in part for a period from closing and ending 30 days following closing. If the Over-Allotment Option is fully exercised, the total gross proceeds to Harvest from the sale of Units will be approximately $134.3 million. Closing is expected to occur on or about June 4, 2009.

Harvest will use the net proceeds of this financing to reduce bank indebtedness and for general corporate purposes.

Harvest is a significant operator in Canada's energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 71% to crude oil and liquids and 29% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY: This press release contains forward looking statements. More particularly, this press release contains statements concerning the anticipated closing date of the offering and the anticipated use of the net proceeds of the offering. Although Harvest believes that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Harvest can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The closing of the offering could be delayed if Harvest is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all. The intended use of the net proceeds of the offering by Harvest might change if the board of directors of Harvest determines that it would be in the best interests of Harvest to deploy the proceeds for some other purpose, such as an acquisition.

The forward looking statements contained in this press release are made as of the date hereof and Harvest undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

CONTACT INFORMATION:

Harvest Energy
John Zahary
President & CEO
(403) 265-1178 or Toll Free Investor Mailbox: 1-866-666-1178

or

Harvest Energy
Robert Fotheringham
Chief Financial Officer
(403) 265-1178 or Toll Free Investor Mailbox: 1-866-666-1178

or

Harvest Energy
Jason Crumley
Manager, Investor Relations
(403) 265-1178 or Toll Free Investor Mailbox: 1-866-666-1178

or

Harvest Energy
Corporate Head Office:
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca

News Release

Sustainable Growth

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

HARVEST ENERGY ANNOUNCES C$116.8 MILLION TRUST UNIT FINANCING

Calgary, Alberta – May 12, 2009 (TSX: HTE.UN; NYSE: HTE)

The Units will be issued by way of a short form prospectus to be filed with the securities regulatory authorities in each of the provinces and territories of Canada. The offering is subject to the receipt of all necessary regulatory and stock exchange approvals and other customary conditions. The Trust Units offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful.

Harvest Energy Trust ("Harvest") is pleased to announce that it has entered into an agreement with a syndicate of underwriters to sell, on a bought deal basis, 16,000,000 trust units ("Units") at a price of $7.30 per Unit for gross proceeds of approximately $116.8 million. Harvest has also granted the underwriters an Over–Allotment Option, to purchase up to an additional 15% of Units at the same offering price, exercisable in whole or in part for a period from closing and ending 30 days following closing. If the Over-Allotment Option is fully exercised, the total gross proceeds to Harvest from the sale of Units will be approximately $134.3 million. Closing is expected to occur on or about June 4, 2009.

Harvest will use the net proceeds of this financing to reduce bank indebtedness and for general corporate purposes.

The syndicate of underwriters is led by CIBC, RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc.

Harvest is a significant operator in Canada's energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 71% to crude oil and liquids and 29% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY: This press release contains forward looking statements. More particularly, this press release contains statements concerning the anticipated closing date of the offering and the anticipated use of the net proceeds of the offering. Although Harvest believes that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Harvest can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The closing of the offering could be delayed if Harvest is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all. The intended use of the net proceeds of the offering by Harvest might change if the board of directors of Harvest determines that it would be in the best interests of Harvest to deploy the proceeds for some other purpose, such as an acquisition.

The forward looking statements contained in this press release are made as of the date hereof and Harvest undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

CONTACT INFORMATION:

Harvest Energy
John Zahary
President & CEO
(403) 265-1178 or Toll Free Investor Mailbox: 1-866-666-1178

or

Harvest Energy
Robert Fotheringham
Chief Financial Officer
(403) 265-1178 or Toll Free Investor Mailbox: 1-866-666-1178

or

Harvest Energy
Jason Crumley
Manager, Investor Relations
(403) 265-1178 or Toll Free Investor Mailbox: 1-866-666-1178

or

Harvest Energy
Corporate Head Office:
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca